UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Holley Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

43538H 103

(CUSIP Number)

c/o MidOcean Partners

245 Park Avenue, 38th Floor

New York, NY 10167

212-497-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 43538H 103	Page 2 of 11

(1)	Name of Reporting Persons: MidOcean Partners V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 15,878,129(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 15,878,129(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,878,129(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.8%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 5,638,335 shares of common stock of Holley Inc., par value $0.0001 (“Common Stock”) underlying 5,638,335 warrants to purchase Common Stock. See Item 5 of this Schedule 13D.
(2)

Based on 123,664,807 shares of Common Stock, comprised of (i) 118,026,472 shares of Common Stock outstanding as of May 11, 2022, as reported in Holley Inc.’s Quarterly Report, filed with the Securities and Exchange Commission on May 11, 2022 (the “Holley Filing”), plus (ii) 5,638,335 shares of Common Stock underlying warrants to purchase Common Stock. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 43538H 103	Page 3 of 11

(1)	Name of Reporting Persons: MidOcean Partners V Executive, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 79,789(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 79,789(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 79,789(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.07%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 28,333 shares of Common Stock underlying 28,333 warrants to purchase Common Stock. See Item 5 of this Schedule 13D.
(2)

Based on 118,054,805 shares of Common Stock, comprised of (i) 118,026,472 shares of Common Stock outstanding as of May 11, 2022, as reported in the Holley Filing, plus (ii) 28,333 shares of Common Stock underlying warrants to purchase Common Stock. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 43538H 103	Page 4 of 11

(1)	Name of Reporting Persons: Empower Sponsor Holdings LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.0%
(14)	Type of Reporting Person (See Instructions): OO

Schedule 13D

CUSIP No. 43538H 103	Page 5 of 11

(1)	Name of Reporting Persons: MidOcean Associates V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 15,957,918(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 15,957,918(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,957,918(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.9%(1), (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Includes 5,666,668 shares of Common Stock underlying warrants to purchase Common Stock. See Item 5 of this Schedule 13D.
(2)

Based on 123,693,140 shares of Common Stock, comprised of (i) 118,026,472 shares of Common Stock outstanding as of May 11, 2022, as reported in the Holley Filing, plus (ii) 5,666,668 shares of Common Stock underlying warrants to purchase Common Stock. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 43538H 103	Page 6 of 11

(1)	Name of Reporting Persons: Ultramar Capital, Ltd.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 15,957,918(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 15,957,918(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,957,918(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.9% (1), (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Includes 5,666,668 shares of Common Stock underlying warrants to purchase Common Stock. See Item 5 of this Schedule 13D.
(2)

Based on 123,693,140 shares of Common Stock, comprised of (i) 118,026,472 shares of Common Stock outstanding as of May 11, 2022, as reported in the Holley Filing, plus (ii) 5,666,668 shares of Common Stock underlying warrants to purchase Common Stock. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 43538H 103	Page 7 of 11

(1)	Name of Reporting Persons: James Edward Virtue
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 15,957,918(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 15,957,918(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,957,918(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.9%(1), (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Includes 5,666,668 shares of Common Stock underlying warrants to purchase Common Stock. See Item 5 of this Schedule 13D.
(2)

Based on 123,693,140 shares of Common Stock, comprised of (i) 118,026,472 shares of Common Stock outstanding as of May 11, 2022, as reported in the Holley Filing, plus (ii) 5,666,668 shares of Common Stock underlying warrants to purchase Common Stock. See Item 5 of this Schedule 13D.

Schedule 13D

CUSIP No. 43538H 103	Page 8 of 11

INTRODUCTORY NOTE

This Amendment No. 1 to Schedule 13D filed pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Holley Inc. (formerly named “Empower Ltd.”) (the “Issuer”) beneficially owned by the Reporting Persons specified herein as of August 5, 2022, amends and supplements the Schedule 13D filed July 26, 2021 (the “Schedule 13D”). This Amendment No. 1 is being filed to reflect the distribution by Empower Sponsor Holdings LLC, a Delaware limited liability company (“Sponsor”) of its shares of Common Stock and Warrants to MidOcean Partners V, L.P., a Delaware limited partnership (“Partners”) and MidOcean Partners V Executive, L.P., a Delaware limited partnership (“Executive”) and its other members who are not Reporting Persons. Except as set forth herein, the Schedule 13D is unmodified. Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Schedule 13D

CUSIP No. 43538H 103	Page 9 of 11

ITEM 5. INTEREST IN SECURITIES OF HOLLEY INC.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The Reporting Persons may be deemed to beneficially own the number of shares of Common Stock (including shares of Common Stock underlying Warrants) set forth in the table below, representing the approximate percentage of the outstanding shares of Common Stock as calculated pursuant Rule 13d-3 (based on 118,026,472 shares of Common Stock as of May 11, 2022, as reported in the Holley Filing). Each Reporting Person has shared voting and dispositive power with respect to the shares of Common Stock beneficially owned thereby. No Reporting Person has sole voting or investment power with respect to any of the shares of Common Stock beneficially owned thereby.

Reporting Persons	Amount Beneficially Owned	Percentage of Class Beneficially Owned
MidOcean Partners V, L.P.(1)	15,878,129	12.8%
MidOcean Partners V Executive, L.P.(2)	79,789	0.07%
Empower Sponsor LLC(3)	0	0.0%
MidOcean Associates V, L.P.(1)(2)	15,957,918	12.9%
Ultramar Capital, Ltd.(1)(2)	15,957,918	12.9%
James Edward Virtue(1)(2)	15,957,918	12.9%

Schedule 13D

CUSIP No. 43538H 103	Page 10 of 11

(1)

Includes 1,658,334 shares of Common Stock that underly the 1,658,334 Public Warrants held by Partners. Includes 3,980,001 shares of Common Stock that underly the 3,980,001 Private Placement Warrants held by Partners.

(2)

Includes 8,333 shares of Common Stock that underly the 8,333 Public Warrants held by Executive. Includes 20,000 shares of Common Stock that underly the 20,000 Private Placement Warrants held by Executive.

(3)	On August 5, 2022, Sponsor distributed its securities in the Company to its members as described below.

(c)    On August 5, 2022, Sponsor effectuated a distribution of its 6,250,000 shares of Common Stock and 4,666,667 Private Placement Warrants to its members (the “Distribution”). Pursuant to the Distribution, 4,170,294 and 20,956 shares of Common Stock were distributed to Partners and Executive, respectively, and 3,980,001 and 20,000 Private Placement Warrants were distributed to Partners and Executive, respectively. The remaining shares of Common Stock and Warrants previously held by Sponsor were distributed to the other members of Sponsor who are not Reporting Persons. No consideration was paid to Sponsor in connection with the Distribution. On August 5, 2022, Partners transferred 5,500 shares of Common Stock to Executive for no consideration. Other than the foregoing, none of the Reporting Persons has engaged in any transaction in shares of Common Stock in the 60 days prior to the filing of this Amendment No. 1.

(d)    None.

(e)    Following the Distribution on August 5, 2022, Sponsor ceased being a beneficial owner of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF HOLLEY INC.

The second, third and fourth paragraphs of Item 5 of the Schedule 13D is hereby amended and restated as follows:

Sponsor Agreement – The Company and the Sponsor are parties to that certain Sponsor Agreement, dated March 11, 2021 (the “Sponsor Agreement”), whereby, among other things, 1,093,750 shares of Common Stock held by Sponsor (or its permitted transferees) remain subject to certain earn-out conditions (the “Earn-Out Shares”). The Earn-Out Shares will vest the earlier of the day (x) the closing price of the Common Stock equals or exceeds $15.00 per share for any twenty (20) trading days within any thirty-trading day period or (y) the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock at a price per share equal to or exceeding $15.00 per share. The Earn-Out Shares will be forfeited by the Sponsor if the applicable conditions are not satisfied before July 16, 2028 (seven years after the Closing). On August 5, 2022, Partners and Executive, as well as certain other members of Sponsor (the “Sponsor Joined Parties”), each receiving Earn-Out Shares in connection with the Distribution, entered into a joinder agreement to the Sponsor Agreement (the “Sponsor Joinder Agreement”), whereby, among other things, such Sponsor Joined Parties agreed to the foregoing earn-out conditions with respect to the Earn-Out Shares received in connection with the Distribution. Partners and Executive received 761,797 and 3,828 Earn-Out Shares, respectively, in connection with the Distribution. An additional 1,093,750 Earn-Out Shares were subject to the same conditions as set forth above, but vesting at a target price that equals or exceeds $13.00 per share; such target price has been satisfied and such shares no longer remain subject to any conditions set forth in the Sponsor Agreement. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Sponsor Agreement and the Sponsor Joinder Agreement, copies of which are incorporated herein by reference as Exhibits 7.3 and 7.8, respectively, to the Schedule 13D.

Amended and Restated Registration Rights Agreement – The Company, the Sponsor and Holley Parent Holdings, LLC, the sole stockholder of Holley Intermediate prior to the Merger (the “Holley Stockholder”), are parties to that Amended and Restated Registration Rights Agreement, dated July 16, 2021 (the “A&R Registration Rights Agreement”). Under the A&R Registration Rights Agreement, the Company agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of Common Stock and other equity securities of the Company that are held by the Sponsor and the Holley Stockholder from time to time. Under the A&R Registration Rights Agreement, the Holley Stockholder and Sponsor are entitled within any twelve-month period to make four written shelf takedown requests that the Company register the resale of any or all of their Common Stock on Form S-3 (or Form S-1 if the Company is ineligible to use Form S-3), so long as such demand is for at least $30,000,000 in shares of Common Stock of all stockholders participating in such shelf takedown, or all registrable securities held by the requesting party. Subject to certain customary exceptions, the parties also have piggyback registration rights. On July 21, 2021, the Company filed the Holley S-1 Filing to, among other things, register the Common Stock and Warrants issued to Sponsor. On August 5, 2022, Partners and Executive, as well as the other members of Sponsor (the “RRA Joined Parties”), in connection with the Distribution, entered into a joinder agreement to the A&R Registration Rights Agreement (the “RRA Joinder Agreement”), whereby, among other things, the Company agreed to register for resale, pursuant to Rule 415 under the Securities Act, those securities received by the RRA Joined Parties in connection with the Distribution. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the A&R Registration Rights Agreement and the form of RRA Joinder Agreement, copies of which are incorporated herein by reference as Exhibits 7.4 and 7.9, respectively, to the Schedule 13D.

Stockholders’ Agreement – Sponsor, Executive and Partners (together, the “Sponsor Investors”) are party to that certain Stockholders’ Agreement, dated July 16, 2021 (the “Stockholders’ Agreement”), entered into with the Company, the Holley Stockholder, Sentinel Capital Partners V, L.P., a Delaware limited partnership (“SCP V”), Sentinel Capital Partners V-A, L.P., a Delaware limited partnership (“SCP V-A”), Sentinel Capital Investors V, L.P., a Delaware limited partnership (“SCI V” and, together with SCP V and SCPV-A, the “Holley Investors” and, together with the Holley Stockholder, the “Sentinel Investors”). Pursuant to the Stockholders’ Agreement, the Sentinel Investors and the Sponsor will have the right to designate nominees for election to the Company’s board of directors subject to certain beneficial ownership requirements. The number of nominees that the Sentinel Investors, on the one hand, and the Sponsor, on the other hand, are entitled to nominate under the Stockholders’ Agreement is dependent on such party’s beneficial ownership of shares of Common Stock. For so long as the Sponsor Investors beneficially own, in the aggregate, a number of shares of Common Stock equal to or greater than 3,050,000 shares or 1,525,000 shares (50% and 25% of the number of shares of Common Stock beneficially owned by the Sponsor at the Closing), respectively, the Sponsor will have the right to nominate two or one director(s), respectively. For so long as the Sentinel Investors beneficially own, in the aggregate, a number of shares of Common Stock equal to or greater than approximately 43,491,429 shares, 26,634,286 shares, and 9,777,143 shares (36.9%, 22.6% and 8.3% of the number of shares of Common Stock issued and outstanding at the Closing), respectively, the Holley Stockholder will have the right to nominate three, two or one director(s), respectively. The Sentinel Investors, on the one hand, and the Sponsor, on the other hand, will also have the right to have their respective designees participate on committees of the board of directors, subject to compliance with applicable law and stock exchange listing rules. Parties thereto have also agreed to take all necessary action to effectuate these board designation rights and maintain a board of director size of seven members. On August 5, 2022, Sponsor and Partners entered into an assignment agreement (the “SHA Assignment”) whereby Sponsor assigned all of its rights and obligations under the Stockholders’ Agreement to Partners in connection with consummation of the Distribution. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Stockholders’ Agreement and SHA Assignment, a copies of which are incorporated herein by reference as Exhibits 7.5 and 7.10, respectively, to the Schedule 13D.

Schedule 13D

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add an Exhibit 7.8 as follows:

7.8

Joinder Agreement to the Sponsor Agreement, dated August 5, 2022, by and among Empower Sponsor Holdings LLC, Holley Inc., Holley Parent Holdings, LLC, MidOcean Partners V, L.P., MidOcean Partners V Executive, L.P., and certain other parties named therein.

7.9	Form of Joinder Agreement to the A&R Registration Rights Agreement, dated August 5, 2022.
7.10	Assignment Agreement, dated August 5, 2022, by and between Empower Sponsor Holdings LLC, and MidOcean Partners V, L.P..

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete, and correct.

Dated as of August 8, 2022

EMPOWER SPONSOR HOLDINGS LLC

By:	/s/ Andrew Spring
Name:	Andrew Spring
Title:	Chief Financial Officer

MIDOCEAN PARTNERS V, L.P.

By:	/s/ Andrew Spring
Name:	Andrew Spring
Title:	Managing Director of GP

MIDOCEAN PARTNERS V EXECUTIVE, L.P.

By:	/s/ Andrew Spring
Name:	Andrew Spring
Title:	Managing Director of GP

MIDOCEAN ASSOCIATES V, L.P.

By:	/s/ Andrew Spring
Name:	Andrew Spring
Title:	Managing Director

ULTRAMAR CAPITAL, LTD.

By:	/s/ James Edward Virtue
Name:	James Edward Virtue
Title:	Chief Executive Officer

JAMES EDWARD VIRTUE

By:	/s/ James Edward Virtue
Name:	James Edward Virtue